UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  FORM 12B-25

                          NOTIFICATION OF LATE FILING

(Check One):   [_] Form 10-K    [_] Form 20-F    [_] Form 11-K    [x] Form 10-Q
[_] Form 10-D    [_] Form N-SAR    [_] N-CSR

         For Period Ended:    September 30, 2011
                           -----------------------------------------------------

     [_] Transition Report on Form 10-K

     [_] Transition Report on Form 20-F

     [_] Transition Report on Form 11-K

     [_] Transition Report on Form 10-Q

     [_] Transition Report on Form N-SAR

         For the Transition Period Ended:______________________________________

 READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM. PLEASE PRINT OR TYPE. NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: ________________________

PART I REGISTRANT INFORMATION

Full Name of Registrant   TransNet Corporation
                        --------------------------------------------------------

Former Name if Applicable

Address of Principal Executive Office (Street and number);  45 Columbia Road,
                                                           --------------------

City, State and Zip Code:  Somerville, New Jersey 08876
                          ------------------------------------------------------

PART II RULE 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

         (a) The reasons described in reasonable detail in Part III of this form ould not be eliminated without unreasonable effort or expense;

         (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

  [ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D,N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Needed)

The Company's Quarterly Report on Form 10-Q for the period ended September 30, 2011 cannot be filed within the prescribed time period because the Company is experiencing delays in the collection and compilation of certain information required to be included in the Form 10-Q.

SEC 1344(05-06)    Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART IV OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

        Steven J Wilk             908                  253-0500
    -----------------------     -----------     -------------------------------
           (Name)               (Area Code)      (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

             [] Yes  [X] No    Form 10-K for the fiscal year ended June 30, 2011

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

             [] Yes  [X] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


-------------------------------TransNet Corporation-----------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  November 15, 2011                        By /s/ Steven J Wilk
      -------------------               --------------------------------------
                                                   Chief Executive Officer


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